April 25, 2018
Via EDGAR
Jennifer Gowetski, Senior Counsel
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Korth Direct Mortgage, LLC
Amendment No. 4 to Registration Statement on Form S-1
Filed April 19, 2018
File No. 333-223135

Dear Ms. Gowetski:

We are providing the following responses to the Staff’s comment letter dated April 24, 2018, regarding our Amended Registration Statement on Form S-1 filed April 19, 2018. Our response follows the format of your letter.

Summary of the Terms of the CM Loan, page 20

1.	Please revise to clarify, if true, that the credit score of the principal is the FICO score.

Company Response: Conforming amendments have been made to the registration statement on page 20 of the registration statement.

Financial Condition for the Year Ended December 31, 2017, page 38

2.
We note your response to comment 8 and your revised disclosure. Please revise your MD&A presentation to provide additional information about the borrower-provided financial statements for the properties underlying your outstanding loans to give a better understanding of what the information provided represents. Your revised disclosure should include the basis of accounting used in the financial statements, e.g., GAAP basis, tax basis, etc., and a discussion of the procedures you undergo to ensure the information provided by the borrowers is accurate. Please also address any significant changes which may be relevant to the creditworthiness of the borrower since the time the loan was made.

Company Response: Pursuant to discussions with staff and responses provided supplementally and included in Exhibit A, conforming amendments have been made to the registration statement.

3.
Please provide a discussion of how you analyzed the borrower-provided information as it relates to the creditworthiness of the borrowers and their ability to repay the outstanding loans. Specifically, for loan KDM 2017-002, please address the significant loss incurred by the borrower during 2017, and disclose how you were able to get comfortable with the borrower’s ability to repay the loan.

Company Response: Pursuant to discussions with staff and responses provided supplementally and included in Exhibit A, conforming amendments have been made to the registration statement.

Exhibits

4.
Please update the legal opinion to reflect the size of the offering. To the extent you are incorporating exhibits by reference, please revise to reference the filing from which the exhibit is being incorporated.

Company Response: Conforming amendments have been made to the legal opinion and the exhibits.

Sincerely,

/s/ Holly MacDonald-Korth

Chief Financial Officer

Korth Direct Mortgage LLC

Exhibit A to Response to SEC Comment Letter dated April 24, 2017 regarding File No. 333-223135

Regarding Our Ongoing Underwriting and Unaudited Borrower Reported Annual Revenue and Expenses and Annual Performance Review Statements

Our CM Loans are made primarily based on the loan amount as a percentage of the appraised value and the debt service coverage ratio potential of the property as it is currently being managed at the time of the loan. KDM believes these metrics are the key to loan safety and that the conservative loan to value standards that we employ make it likely that if we foreclose on a CM Loan we will recover all mortgage principal and interest due and any foreclosure and sale expenses.

Despite these measures of protection for KDM and our Noteholders, we believe it is prudent to monitor mortgaged properties and report on any changes in our analyses and assumptions at least annually, even if all payments have been made on time. Accordingly, we require borrowers to report to us at least annually revenues and expenses for each property which secures a CM Loan. Our borrowers are generally small businesses and their revenue and expense reports are unaudited. When their financial statements are compared from year-to-year, we may find that there are inconsistencies between revenue and expense levels or categorizations of expenses and revenues. We use alternative methods to test the economic validity of the financial statements we receive.  Whenever possible, we compare the financial statements we receive from our borrowers to industry standards for revenues and expenses as reported by statistical services we have reason to believe are reliable. We also compare current financial statements with the metrics of our original underwriting reports from the loan origination. Further, we have professional real estate inspectors physically visit each of the properties at least annually and assess their condition.

 If we find a property’s physical condition to be reasonable and reports of income and expenses from our borrowers to be reasonably within a range which meets our underwriting standards, we report our conclusion when we publish the borrower’s unaudited income statements in our annual reports as they are received. As to an understanding of a borrower’s financial statements, we will explain the bases for our analysis and, if appropriate, confirmation that we believe the CM Loan to be performing as underwritten. As we deem appropriate, we may discuss one or more borrower financial statement items reported by a borrower and describe our analysis and conclusions about that item, including any potential impact upon the creditworthiness of a borrower’s property or properties.

If we determine that a property’s physical condition does not meet our standards or that a borrower’s reported expenses or revenues are not within a reasonable range, we may, as we believe appropriate, state in our annual or other current reports that based upon our analysis of our property inspection and the borrower’s financial statements. we believe that a property securing a CM Loan is underperforming. In that event, we will state how we believe property is underperforming and any actions that KDM may be taking to protect the interest of Noteholders. As appropriate, we will file a report on Form 8-K with respect to a CM loan which we deem materially underperforming or as which we propose to take, or have taken, a foreclosure action or other remedial action which we may deem appropriate under the circumstances.

KDM 2017-001

Property Address: 4771 78th Avenue and 14120 Palm St Principal Balance: $1,049,132 Current Appraised Value: $1,920,000 (as of March, 2018) LTV: 54.64% Loan Status: Current	Current Interest Rate: 5.25% Maturity: 5/1/2027 Interest Covenant: 3 years

This loan is performing. All payments have been made timely since inception. Below appear the borrower-provided, unaudited profit and loss statements for 2017.  This borrower has prepared this statement on a cash basis and not in accordance with GAAP.

In our analysis of the borrower-provided numbers, we analyzed certain line items and noted the following .material differences from the information used in our original loan underwriting, as follows:

1.
Overall expenses are materially lower than at the time of underwriting, using the borrower’s 2016 calendar year numbers, because the borrower installed meters to have tenants pay directly for water. This puts the CM Loan in a more favorable cash flow position than the prior year.

2.
The insurance expense is lower than we have recorded as servicer. We reviewed the total insurance expense for the properties and it should be $21,361.54, which is $6,185.54 higher than the borrower reported.

3.
“Maintenance” covers gardening, pest, and incidental utilities, per borrower. This differs from their presentation in the registration statement for the MSN for this CM Loan,(File No. 333-219895), in which these numbers were broken out into individual line items.

Profit and Loss Statement – Full Year 2017 (Provided by Borrower)

January 2017 – December 2017
PROFIT & LOSS STATEMENT

INCOME (Both Properties)
RENTAL PROPERTIES	$235,680
14120 Palm Street. Madeira Beach, FL 33708
4771 78th Avenue N. Pinellas Park, FL 33781

EXPENSES (Both Properties)
TAXES	21,945
INSURANCE	15,176
MAINTENANCE	7,200
INTEREST EXPENSE	53,280
TOTAL EXPENSES	97,601
NET INCOME	$138,079

KDM 2017-002

Property Address: 8400 Grand Canal Drive, 445/447 SW 78th Pl, 7992 SW 4th St Principal Balance: $950,000 Current Appraised Value: $1,605,000 (as of November, 2017) LTV: 59.19% Loan Status: Current	Current Interest Rate: 6.50% Maturity: 12/12/2020 Interest Covenant: 2 years

This loan is performing. Timely payments have been received since it closed. Below is the actual, unaudited profit and loss statement received from the borrower. The statement was prepared on a tax basis. Although the borrower reported a net loss of $144,672 for the year, we continue to feel confident in our underwriting of the loan and are not concerned about ongoing performance at this time.

Rental revenue in the profit and loss statement below is less than in KDM’s debt service analysis because the properties were all purchased in early 2017, were then under renovation for a month each, and rented at a higher rate afterward. After taking these different  Income for the properties for 2017 is approximately $14,000 lower than 2018 expected income of $119,808.

Expenses shown below are significantly higher than those included in the underwriting analysis in our original registration statement for the MSN secured by this CM Loan (File No. 333-222293). The borrower’s numbers include several one-time and non-recurring expenses, including renovation costs, closing costs from the KDM financing, interest expense from higher interest rate loans that were redeemed with proceeds of the CM Loan, legal fees, an additional year of insurance, and  minor expenses not associated with the properties. When these items and the non-cash expenses are added back (a total of over ~$165,000), we believe that the property was operated on a positive cash flow basis and will continue to operate as such.

Profit and Loss Statement – Full Year 2017 (Provided by Borrower)

12 Months Ended
Dec.31 2017
Revenue
Rental Income - Duplex 445	$20,900.00
Rental Income - Duplex 447	33,000.00
Rental Income - 7992 SW 4ST	27,500.00
Rental Income - 8400 Grand	30,000.00
Returns and Allowances	(5,600.00)
Total Revenue	105,800.00
Cost of Sales	-

Total Cost of Sales	-
Gross Profit	105,800.00

Operating Expenses
Alarm	731.91
Appraisal Fees	475.00
Auto and Truck Expense	1,001.10
Bank Charges	170.00
Closing Cost	1,433.00
Cleaning Services	750.00
Cleaning Supplies	137.89
Course Fee	72.00
Depreciation	35,959.00
Amortization Expense	1,056.00
Entertainment	3,368.97
Escrow Mtg - 8400 Grand Canal	7,348.50
Freight & Courier	53.75
Houses Insurance	13,814.00
Insurance - Hazard	13,947.00
Insurance - Comm/Liability	3,167.00
Insurance - Flood	907.82
Interest - Korth Direct Mtgt	1,792.45
Interest - Fuse Funding LLC	16,764.33
Interest - Intercorp MS	41,101.69
Landscaping	420.00
Legal	7,600.00
Licenses and Fees	820.50
Loan Fees	5,050.00
Maintenance - Pool	1,177.00
Marketing	1,265.22
Office Expense	668.20
Parking Expense	9.00
Property Taxes - 8400 Grand	1,892.04
Property Taxes - 445/447	7,429.69
Property Taxes - 7992 SW 4ST	6,327.43
Repairs and Maintenance	16,227.07
Secretarial Help	3,000.00
Settlement Charges	45,351.50
State Taxes	3,325.00
Telephone	146.35
Title Insurance	2,880.00
Utilities	2,832.43
Total Operating Expenses	250,472.84

Operating Income	(144,672.84)

Total Other Income	-

Net Income (Loss)	(144,672.84)